P.E 1-10-02
132-02327

February 4, 2002

Act 34
Section 12(h)
Rule
Public Availability 2-4-02

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: SI International, Inc. (the "Company")
Incoming letter dated January 10, 2002

Based on the facts presented, the Division will not raise any objection if the Company does not comply with the registration requirements of Section 12(g) of the Securities Exchange Act of 1934 (the "Exchange Act"), with respect to options granted and to be granted pursuant to the Company's 1998 Stock Option Plan, January 2001 Nonqualified Stock Option Plan and 2001 Service Award Stock Option Plan in the manner and subject to the terms and conditions set forth in your letter. This position will remain in effect until the earlier of any Triggering Event (as defined in your letter) or the date at which the Company otherwise becomes subject to the registration or reporting requirements under the Exchange Act with respect to any other class of its equity securities.

This position is based on the representations made to the Division in your letter. Any different facts or conditions might require the Division to reach a different conclusion. Further, this response only represents the Division's position on enforcement action and does not purport to express any legal conclusion on the question presented.

Sincerely,

David C. Lee

David C. Lee
Special Counsel

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 4, 2002

William L. Sargeant
Sargeant & Friedman, P.C.
407 Church Street, NE, Suite 1
Vienna, Virginia 22180

Re: SI International, Inc.

Dear Mr. Sargeant:

In regard to your letter of January 10, 2001, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Paula Dubberly
Chief Counsel

SARGEANT & FRIEDMAN, P.C.
Attorneys at Law

William L. Sargeant

Myrna E. Friedman
(Also admitted in Maryland)

407 Church Street, NE, Suite J
Vienna, Virginia 22180
Telephone (703) 242-0850
FAX (703) 242-0852

January 10, 2002

Division of Corporation Finance
U.S. Securities and Exchange Commission
450 5th Street, NW
Washington, DC 20549

Re: Request for Exemptive Relief under Section 12(h) of the Exchange Act.

Ladies and Gentlemen:

On behalf of SI International, Inc., a Delaware corporation (the "Company"), we hereby apply for an exemption or no-action relief under Section 12(h) of the Securities Exchange Act of 1934, as amended, from the registration requirements of Section 12(g) of the Exchange Act with respect to options it may grant in the future to its employees and to employees of its wholly-owned subsidiaries pursuant to its 2001 Service Award Stock Option Plan (the "Service Award Option Plan") as well as options granted and to be granted under its 1998 Stock Option Plan and its January 2001 Nonqualified Stock Option Plan. This letter replaces, in its entirety, the previous letter sent to the Securities and Exchange Commission on June 15, 2001.

Background.

SI International, Inc. and Subsidiaries

The Company was founded in 1998 and provides professional technical services, primarily in the field of information technology, throughout the United States. A majority of its work is performed for agencies of the federal government. The Company has four operating subsidiaries, each of which is wholly-owned by the Company.

As of August 31, 2001, the Company and its subsidiaries had a total of approximately 1,040 full and part-time employees (not including approximately 287 employees transferred to an affiliate earlier in the year pursuant to a corporate reorganization described below).

As of December 31, 2001, the last day of its most recently completed fiscal year, and as of the date of submission of this letter, the Company had more than $10 million in total assets.

The authorized capital of the Company consists of 70,000,000 shares of common stock, 2,000,000 shares of Class B Nonvoting Common Stock, and 35,000 shares of 8 1/2% Cumulative Preferred Stock. Capital stock of the Company which is outstanding consists of: 47,500,000 shares of common stock held by SI International, L.L.C., a Delaware limited liability company (the "LLC"); a total of 1,300,000 shares of common stock held by four officers of the Company or its affiliated company; and 21,372.44931 shares of 8 1/2% Cumulative Preferred Stock held by the LLC. Warrants (the "Warrants") to purchase 1,766,322 shares of the Company's Class B Nonvoting Common Stock are outstanding and were issued to an institutional lender under the terms of a Credit Agreement entered into by the Company. 140,078 of those warrants have been transferred to a former executive of the lender. Shares of the Company's Class B Nonvoting Common Stock are convertible on a 1-for-1 basis into shares of the Company's common stock at the request of the holder. The Company's 8 1/2% Cumulative Preferred Stock has no voting rights, and the holder is entitled to be repaid a liquidation value of $1,000 per share plus cumulative accrued dividends at the rate of 8 1/2% per annum. The Warrants may be exercised in whole or in part at any time prior to March 9, 2010. In the event that the Company's lender were to exercise all of the Warrants and subsequently convert the Class B Nonvoting Common Stock received upon such exercise to Voting Common Stock, the lender would hold approximately 3.5 percent of the voting power of the Company.

Ownership of the LLC is represented by Class A and Class B membership units outstanding. Under the terms of the applicable limited liability company agreement, Class A units are entitled to recover the amount of the holder's investment commitment, plus a cumulative return of 8 ½% per annum before any other distributions are required to be made to the members. Once that obligation has been fulfilled, any additional distributions are to be made at a ratio of 85% to holders of the Class A units as a class, and 15% to the holders of Class B units as a class. The LLC has outstanding 34,180.250 Class A units and 15 Class B units. Approximately 92% of the Class A units are held by two private investment funds (Frontenac VII Limited Partnership and Frontenac Masters VII Limited Partnership) and an institutional investor, and the remainder of the Class A units are held by ten individuals who are officers or directors (in one case, a former director) of the Company. The 15 Class B units are held by eight officers of the Company who also hold Class A units.

Under the terms of the LLC's Limited Liability Company Agreement, none of the Units can be transferred except pursuant to notice and delivery of a legal opinion satisfactory to the Managing Member (a Frontenac entity) that such transfer shall not require registration and shall be in compliance with all applicable federal and state securities laws, and that such transfer shall not cause the LLC to be required to register as an Investment Company under the U.S. Investment Company Act of 1940. In the event of a proposed sale of Units by the Frontenac entities that would cause a change in control, the Frontenac entities are required to permit the other unitholders to participate in the sale, and they have the option to require such unitholders to participate. None of the individual owners of Units (the "Management Members") may transfer any Unit without the consent of the Managing Member at any time before January 15, 2004, except to certain members of their immediate family, in which case voting power must be retained by the transferor, and the transferee must agree to be bound by the terms of the LLC Agreement. Any other proposed transfer of Units by a Management Member is subject to a right of first refusal by the other unitholders. In addition to the foregoing restrictions set forth in the LLC Agreement, each of the Management Members has entered into an agreement with the LLC pursuant to which a repurchase option covering all of such member's Units is granted first to the LLC and then to the other investors. The repurchase option may be exercised in the event of termination of such member's employment with the Company, or, in the case of outside directors, if such director fails to serve as such for at least three years. The four operating subsidiaries of the Company were each closely-held private corporations that were acquired by the Company in a stock purchase transaction. Statistica, Inc., a Maryland corporation, was acquired in January, 1999; WPI, Inc., a Maryland corporation, was acquired in July, 1999; SI Enterprise Consulting Corporation (formerly Noblestar Federal Systems, Inc.), a Delaware corporation, was acquired in November of 1999; and System Technology Associates, Inc., a Colorado corporation, was acquired in March, 2000. Concurrently with the acquisition of WPI, Inc. a principal selling stockholder of that company who became an officer of the Company purchased 1,000,000 shares of Company common stock. Concurrently with the acquisition of SI Enterprise Consulting Corporation, an executive of that company who became an officer of the Company purchased 200,000 shares of Company common stock. Two other individuals who are executive officers of the Company or of its affiliated company have recently purchased 50,000 shares each of Company common stock. All of these individuals are hereinafter referred to as the "Minority Stockholders."

Reorganization and Creation of a Corporate Affiliate

The Company and the LLC recently completed a corporate reorganization (the "Reorganization") effective January 1, 2001 pursuant to which the assets and business (the "Telecom Assets") of a division of the Company's System Technology Associates, Inc. subsidiary ("STA") were sold to a newly-created Delaware corporation, an affiliate of the Company named SI International Telecom Corporation ("SIITC"). The authorized capital stock of SIITC consists of: (1) 5,000 shares of Senior Participating Preferred Stock; (2) 100,000 shares of Junior Participating Preferred Stock; (3) 15,000 shares of Cumulative Preferred Stock; (4) 80,000,000 shares of Class A Voting Common Stock; and (5) 2,000,000 shares of Class B Nonvoting Common Stock.

In connection with the Reorganization, SIITC issued all of the 5,000 authorized shares of its Senior Participating Preferred Stock to STA as consideration for the Telecom Assets, valued at approximately $21.5 million. As part of the Reorganization, the LLC purchased 44,627.445 shares of the Junior Participating Preferred Stock of SIITC for cash in the amount of $1.134

million. Also as part of the reorganization, SIITC issued Warrants to purchase 1,657,783 shares of the Class B Nonvoting Common Stock of SIITC to the Company's institutional lender under the terms of an amendment to the Company's Credit Agreement. The price and number of shares covered by the warrants are subject to adjustment in certain circumstances in accordance with the terms of the warrant document and an applicable Warrantholders Rights Agreement. Shares of the Class B Nonvoting Common Stock of SIITC are convertible on a 1-for-1 basis into shares of the Class A Voting Common Stock of SIITC at the request of the holder. Further in connection with the Reorganization, SIITC issued a number of shares of Class A Voting Common Stock to each of the Minority Stockholders of the Company equal to 9 SIITC shares for each 10 shares of Common Stock of the Company held by such individuals, and issued an option to purchase 2,900,000 shares of Class A Voting Common Stock to STA. This option was assigned to the Company, and by its terms may only be exercised to the extent that rights thereunder have been reassigned to certain employees of the Company (see "The December 2000 Nonqualified Option Plan," below). By virtue of the rights and preferences of the Junior Participating Preferred Stock, the LLC acquired direct voting power with respect to approximately 88% of all votes which may be cast on matters brought before shareholders, and SIITC became an affiliate, rather than a subsidiary, of the Company. If all of the 2,900,000 shares covered by the option were to be acquired by virtue of exercise of the option, the LLC's direct voting power would be reduced to approximately 83%. If in addition all of the warrants were exercised, the LLC's direct voting power would be further reduced to approximately 80%.

Stockholder's Agreement and Executive Stock Agreements

The Company and each of the Minority Stockholders entered into a Stockholders Agreement and certain additional agreements (the "Executive Stock Agreements") at the time of purchase of Company Common Stock by those individuals. Under the terms of the Executive Stock Agreements, the Company has the option to repurchase all or any portion of the shares of the Minority Stockholder, expiring five years from the date of the original purchase of the shares, if the individual ceases to be an employee of the Company. Under the terms of the Stockholder Agreements, the parties agree, until such time as the Company is sold or engages in a public offering : (1) to vote their shares in favor of a board of certain directors designated by CEO of the Company and the LLC (the "Investor"); and (2) that any transfer of shares except (a) among affiliated entities; (b) pursuant to the laws of descent and distribution or (c) pursuant to a sale of the Company by a stockholder other than the Investor is subject to rights of first refusal granted to the Company and the Investor.

Preexisting Stock Option Plans of Company and SIITC

1998 Stock Option Plan

The Company's board of directors and stockholders adopted the Company's 1998 Stock Option Plan in December of 1998. The plan, as amended, authorizes the issuance of up to

6,130,000 shares of common stock of the Company pursuant to exercise of options granted under the plan. In the event that options issued under the plan expire or terminate prior to exercise, the shares covered by such options revert to the plan. The plan can be terminated at any time by the board of directors, and terminates automatically 10 years after its date of adoption, unless the board of directors elects to extend the plan for up to an additional five years solely for the purpose of issuing nonqualified options. The plan permits granting of options to officers, directors, consultants, executives, and other key employees of the Company, and permits the grant of both Incentive Stock Options (conforming with the requirements of Section 422 of the Internal Revenue Code) and nonqualified options. Incentive Stock Options, however, may only be granted to employees of the Company. All options must be evidenced by a written agreement, and the exercise price may not be less than fair market value at the time of grant (110% of fair market value in the case of Incentive Stock Options granted to certain individuals if required by the provisions of Section 422 of the Internal Revenue Code). No option granted under the plan may be exerciseable in whole or in part more than ten years after its date of grant (five years in the case of Incentive Stock Options granted to certain individuals if required by Section 422 of the Internal Revenue Code). Options vest and become exerciseable as determined by the plan committee and set forth in the applicable option agreement. The plan committee has the authority (which it will exercise) to prohibit exercise of options until such time as the Company becomes a reporting company and the underlying shares are registered. Options granted under the plan are not transferable, except by will or the laws of descent and distribution, and may only be exercised by the plan participant or his legal guardian or representative, or by the heir, executor or administrator of the estate of a deceased plan participant. In the event of a transfer to the estate or heir of a deceased participant, the transferee remains subject to all restrictions on the options and any shares issued upon exercise of the options that applied to the deceased participant. All options issued or to be issued under the plan are subject to the foregoing restrictions. The plan is administered by a committee of the board of directors of the Company (currently the Compensation Committee) and, subject to the requirements of the plan, the committee has the discretion to grant options and broad authority to determine the terms, conditions, and restrictions to be reflected in each option agreement. While the plan contains no specific definition of "key" employees who may appropriately be granted options under the plan, it has been the practice of the Company and the committee to limit grants to the company's more highly-compensated management, professional, and technical employees, and no options have been or will be granted to consultants.

As of the end of August, 2001, the Company had issued and had outstanding options to purchase a total of approximately 3.1 million shares of common stock pursuant to the plan. Of these, approximately 361,000 shares were subject to nonqualified options issued to 3 directors of the Company, and 2,775,500 shares were subject to Incentive Stock Options Issued to 222 employees of the company. In connection with the Reorganization, approximately 29 employees who held Incentive Stock Options at December 31, 2000, covering a total of 768,500 shares of common stock, became employees of SIITC. As a consequence, the Incentive Stock Options held by these individuals pursuant to the plan were terminated, and the shares covered by those options reverted to the plan

The form of Option Agreement approved by the committee and evidencing all options issued to date pursuant to the plan contain the following terms, conditions, and restrictions in addition to the requirements imposed by the plan: (1) a vesting schedule, generally at the rate of 20% per year after the date of grant; (2) provision that vesting will cease upon the termination of employment (or other qualifying relationship in the case of a nonqualified option) except that the options will become fully vested if the participant dies or becomes disabled; (3) a provision that the options will be forfeited in the event of discharge for cause; (4) normal expiration of the options 7 years from the date of grant, and earlier expiration in certain circumstances; (5) provisions relating to the time of exercise and procedures for exercise; and (6) a nonsolititation provision extending for 12 months after termination of employment. In addition to the above, each Option Agreement issued pursuant to the plan provides for a repurchase right on the part of the Company, and sets forth certain agreements which would apply in the event of a sale of the Company or an IPO. The repurchase right entitles the Company, in the event of termination of employment of a participant, to repurchase all shares of Company common stock held by the participant as a result of option exercise ("Option Shares"), and any shares then subject to an exerciseable option, for the then fair market value unless the participant was terminated for cause. In the event of termination for cause, the purchase price is the lower of then fair market value or the exercise price paid for the stock by the participant. The repurchase right terminates in the event of a public offering. In the event of a sale of the Company, each holder of Option Shares agrees to cooperate if the sale is approved by the board of directors of the Company, and to sell his or her Option Shares in the transaction, provided that the consideration to be received is in the same form and amount per share as received by other holders of the same class of stock. The participant also agrees that in the event of a sale of the Company, new options may be substituted for such participant's unexercised options, where such substitute options have been determined in good faith by the committee to have substantially equivalent economic value. In the event of a public offering of the stock of the Company, each holder of Option Shares agrees to take all reasonable actions in connection with the public offering as requested by persons approving the public offering.

To date, no options issued under the 1998 Stock Option Plan have been exercised. The Company undertakes that action will be taken by the Plan Committee pursuant to the provisions of the 1998 Stock Option Plan and outstanding plan options providing that no option issued pursuant to the plan may be exercised by the holder thereof, and no shares of common stock may be issued as a result of exercise until such time as securities of the class issuable upon exercise have been registered pursuant to an appropriate registration statement filed with the Commission.

No options issued to date under the 1998 Stock Option Plan have been issued to consultants. The Company undertakes that so long as the Company is relying upon the relief requested herein, no options will be issued pursuant to the plan to consultants who are not regular employees or directors of the Company.

The December, 2000 Nonqualified Option Plan

In connection with the Reorganization, the board of directors of the Company adopted the December 2000 Nonqualified Option Plan, which authorizes the grant of nonqualified options to purchase up to a total of 2,900,000 shares of common stock of SIITC to employees of the Company, its subsidiaries and affiliates who were so employed as of December 31, 2000. The source of the options is an option (the "Master Option") to purchase up to 2,900,000 shares of SIITC common stock granted by SIITC to STA and assigned to the Company as part of the Reorganization. The Master Option permitted the transfer to the Company, and further assignment through the granting of options to employees of the Company and its subsidiaries. The Master Option, by its terms, may only be exercised to the extent that it has been transferred to employees of the Company and its subsidiaries and has become vested pursuant to option agreements approved by the Board of the Company.

The Company has granted nonqualified options pursuant to the plan to its employees who held Incentive Stock Options to purchase shares of common stock of the Company pursuant to the 1998 Stock Option Plan as of the date of the Reorganization, and who are not transferring their employment to SIITC as a result of the Reorganization. Management and the board of directors determined that this was advisable as a matter of fairness to those individuals, reasoning that since prior to the Reorganization Company options represented an opportunity to participate in the future growth potential of the entire business, after the Reorganization those option holders should be able to retain the same potential. In view of the Company's retained interest in SIITC arising by virtue of its subsidiaries' ownership of the Senior Participating Preferred Stock, it was determined appropriate to issue options to purchase 9 shares of SIITC common stock to each 10 shares of Company common stock subject to stock options held by such individuals.

Pursuant to the terms of the plan, the Company has granted Nonqualified options covering a total of 2,528,370 shares of SIITC common stock to approximately 140 employees and three outside directors. In granting the options, SIITC and the Company have relied on Rule 701 promulgated under the Securities Act, which contemplates the grant of options to employees of affiliated "brother" or "sister" corporations (i.e., majority-owned subsidiaries of a parent of the issuer). Except as noted above, the plan contains the same restrictions and limitations applicable to the option holder as apply in the case of the 1998 Stock Option Plan. Vesting in each case will correspond to the vesting schedule of the Company Incentive Stock Option held by the employee. Otherwise, the terms of the Option Agreements approved for use with the plan contain the same conditions, restrictions, and limitations as options granted under the Company's 1998 Stock Option Plan, and exercise of options will be prohibited prior to the time that the issuer files an appropriate registration statement and becomes a reporting company.

The scope of the relief requested herein does not include options granted or shares of common stock to be issued pursuant to the December 2000 Nonqualified Stock Option Plan.

The January 2001 Nonqualified Stock Option Plan

In connection with the Reorganization, the board of directors of the Company adopted the January 2001 Nonqualified Option Plan, which authorizes the grant of nonqualified options to purchase up to a total of 770,000 shares of common stock of the Company to employees of the Company, its subsidiaries and affiliated "brother" or "sister" corporations (as permitted by Rule 701) who were employed by the Company or a wholly-owned subsidiary of the Company on December 31, 2000.

The Company has granted nonqualified options pursuant to the plan to its employees who held Incentive Stock Options to purchase shares of common stock of the Company pursuant to the 1998 Stock Option Plan as of the date of the Reorganization, and who transferred their employment to SIITC as a result of the Reorganization. Under the terms of the Stock Option Agreements between the Company and such individuals which were issued pursuant to the 1998 Stock Option Plan, such options terminated as a consequence of departure from employment with the Company or a subsidiary of the Company. While such individuals may receive new Incentive Stock Options from SIITC, management and the board of directors determined that the grant of nonqualified options to purchase Company common stock to these individuals was advisable, reasoning that since prior to the Reorganization Company options represented an opportunity to participate in the future growth potential of the entire business, after the Reorganization these option holders should be able to retain the same potential.

Pursuant to the terms of the plan, the Company granted Nonqualified options covering a total of 768,500 share of Company common stock to approximately 29 employees who transferred to SIITC as a result of the Reorganization. In granting the options, the Company relied upon the provisions of Rule 701 promulgated under the Securities Act. No options will be granted under the plan to any other person. Except as noted above, the plan contains the same restrictions and limitations applicable to the option holder as apply in the case of the 1988 Stock Option Plan. Vesting in each case will correspond to the vesting schedule of the Company Incentive Stock Option previously held by the employee. Otherwise, the terms of the Option Agreements approved for use with the plan contain the same conditions, restrictions, and limitations as options granted under the Company's 1998 Stock Option Plan, including the prohibition on exercise until such time as the Company becomes a reporting company.

The SIITC 2000 Stock Option Plan.

In December, 2000, the board of directors and stockholder of SIITC adopted the 2000 Stock Option Plan, which authorizes the granting of options to purchase up to 5,517,000 shares of common stock of SIITC. Aside from the number and identity of the common shares authorized, and the identity of the issuer, the provisions of the plan are identical to the provisions of the Company's 1998 Stock Option Plan.

The scope of the relief requested herein does not include options granted or shares of common stock to be issued pursuant to the SIITC 2000 Stock Option Plan.

The Service Award Option Plan

Award of options pursuant to the 1998 Stock Option Plan has been limited to directors and key employees of the Company. The Company wishes to extend the benefits of option ownership to substantially all of its employees, as opposed to a smaller group of employees regarded as "key," without subjecting itself to the burdens of the periodic reporting requirements of the Exchange Act. To this end, the Company has designed the Service Award Option Plan, which provides for the grant of options to purchase common stock of the Company, as more fully described below. The plan is expected to provide for the grant of options with respect to a maximum of 300,000 shares of common stock, less than 1 % of the common stock outstanding. Implementation of the plan is subject to the Company's receipt of the exemptive relief requested herein.

Any employee of the Company or a majority-owned subsidiary of the Company (the "Company Group") who has completed more than 90 days of service as such an employee is eligible to receive a grant of options pursuant to the plan. Awards of options pursuant to the plan will be based upon length of service in accordance with milestones and grant amounts approved by the plan committee, which may amend such requirements from time to time, and which may suspend or discontinue the grant of options pursuant to the plan at any time. No consideration is paid or payable by a grantee with respect to a grant of options under the plan, although as described below, payment of the exercise price will be required to exercise any such option and to acquire shares pursuant to such exercise.

Subject to the receipt of a favorable response to this letter, the Company expects to issue options to purchase approximately 200,000 shares of common stock in the immediate future pursuant to the plan, based upon time-of-service of existing employees accrued prior to implementation of the plan. Thereafter, it is intended that additional options will be granted in the normal course as employees who remain with the Company Group reach additional time-of-service milestones. The Company may also grant options pursuant to the plan to employees who become such as the result of future acquisitions, giving credit for prior service in determining the amount of an award. Aside from giving effect to recognition of prior service credit and changes in exercise price resulting from changes in fair market value, the terms and conditions of the options granted pursuant to the plan will be uniform among all participants. No options have been granted pursuant to the plan as of this date.

Set forth below is a summary of the material terms of options granted pursuant to the terms of the plan and option agreements to be issued pursuant to the plan. The Commission may rely upon the description of the options and the agreements evidencing the grants thereunder contained in this letter.

1. Each option represents the right to purchase one share of Company Common Stock at such exercise price and at such time, and on such other terms as are provided in the Service Award Option Plan and in the stock option agreement.

2. The exercise price per share of common stock to be purchased upon exercise of an option is established by the Committee, but in no event is less than the Fair Market Value, as most recently determined by the board prior to the option grant date. The board is to determine the "Fair Market Value" of a share of common stock in good faith, giving due consideration to factors it deems appropriate, including recent financial and operating information of the Company and its subsidiaries, their potential value and future prospects, market and industry factors, as well as the most recent independent valuation of the common stock of the Company, which is required to be obtained at least annually. There is no current trading market for the common stock and it is not anticipated that the Fair Market Value will be determined by reference to a trading market prior to the occurrence of one of the following events, hereinafter referred to as a "Triggering Event," defined in the Service Award Option Plan as the earliest to occur of: (a) 180 days following the effective date of an initial underwritten public offering of the common stock of the Company (a "Public Offering"); (b) the seventh anniversary of the date of grant of an option (an "Applicable Anniversary Date"); and (c) the effective date of a Change in Control of the Company (as defined in paragraph 4, below). The exercise price can be paid in cash or by any other method approved by the committee at the time of exercise of the option.

3. Options will be granted only to eligible employees, and will be subject to exercise following a Triggering Event, provided that the grantee remains in the continuous employment of the Company Group until such Triggering Event occurs. The options are expected to be subject to a vesting schedule whereby portions of the options vest over a two-year period, or on such other vesting schedule as may be determined at the time of grant, as specified in the option agreement. Any option which remains unexercised on the 10th anniversary of its date of grant will expire.

4. In the case of a Triggering Event that is a "Change in Control," as defined in the plan, each outstanding option is canceled in exchange for (a) a payment for each vested option equal to the excess of the per share acquisition price over the exercise price of such vested option payable in cash or in such other form of non-cash consideration as received by the holders of shares of common stock in the transaction, as determined by the Board, or (b) if determined by the

committee, an equivalent option with respect to the common stock of the acquiror. "Change in Control" is defined in the plan as, "a transaction or series of transactions (including by way of merger, consolidation, or sale of stock, but not including a Public Offering) the result of which is that the holders of the Issuer's outstanding voting stock immediately prior to such transaction(s) are after giving effect to such transaction(s) no longer, in the aggregate, the 'beneficial owners' (as such term is defined in Rule 13d-3 and Rule 13d-5 promulgated under the Securities Exchange Act), directly or indirectly through one or more intermediaries, of more than 50% of the voting power of the outstanding voting stock of the Issuer." The scope of relief requested herein does not include any non-cash consideration or equivalent option received by the holders of options as a result of a Triggering Event that is a Change in Control.

5. If, prior to a Triggering Event, a grantee ceases to be an employee of the Company Group all of the grantee's options will be terminated. If the grantee ceases to be an employee of the Company Group due to a Qualifying Termination, all of the grantee's options terminate immediately and in lieu thereof the grantee becomes entitled to receive a cash payment (the "Option Cash Payment") for each such canceled option equal to the excess of the latest board valuation of a share of common stock over the exercise price of the canceled option. "Qualifying Termination" is defined as termination of employment due to permanent disability, retirement, death, or as the result of a Business Unit Sale). "Business Unit Sale" is defined as the sale to an unaffiliated party of a controlling interest in a subsidiary or affiliate of the Company or the sale of the assets and business of any division or business unit of the Company, a subsidiary, or an affiliate of the Company. If the grantee ceases to be an employee of the Company Group prior to a Triggering Event other than in the case of a Qualifying Termination then the Company may, if specified in the Option Agreement, make an Option Cash Payment to the optionee with respect to options that have vested prior to the effective date of termination of the Options. The plan provides that Option Cash Payments may be: (i) made at the time of termination; (ii) deferred by the Company until the occurrence of a Triggering Event; or (iii) paid in equal cash installments, with the first installment payable on the first anniversary of the effective date of termination of the Option, and the remaining installments payable on the corresponding date in each of the next two years. The plan also provides that payments pursuant to (ii) and (iii) above shall include interest on the unpaid principal computed at the prime rate published in the Wall Street Journal for the first business day of the calendar quarter in which the termination of the Option occurs.

6. The Company may terminate any option, effective on the seventh anniversary of the date of grant of the option, before the option becomes exerciseable, by giving notice to the option holder and making payment to the option holder in an amount equal to the number of shares covered by the option multiplied by the difference between the fair market value per share, determined as of a date within three months prior to the effective date of the termination, and the exercise price per share specified in the option.

7. Each option is evidenced by an individual option agreement between the Company and the grantee, stating the terms and conditions thereof, including the number of options granted, the

exercise price, the option term, vesting and forfeiture provisions, nonassignability provisions, restrictions on exercise, representations and warranties, and tax provisions. All options are expressly subject to the terms of the Service Award Option Plan.

8. The options are not negotiable, and may not be sold, given, transferred, assigned, pledged or otherwise hypothecated by the grantee thereof. The Service Award Option Plan provides that any attempted transfer in violation of these prohibitions will be void *ab initio.*

9. There will be no market or methodology that would allow holders of options to receive any consideration or compensation for such option prior to a Triggering Event, other than receipt of payments in the circumstances described in paragraphs (4) and (5) above.

In addition to the foregoing, the following are applicable to options issued pursuant to the Service Award Option Plan, as well as to any other options issued by the Company:

1. An option does not confer on the grantee any of the rights of a stockholder of the issuer. In this regard, the grantee of an option is not entitled to vote on any matter submitted to the issuer's stockholders, and is not entitled to receive any dividends (or dividend equivalent payments or rights) with respect to such stock option. The number and class of shares transferable to a grantee, and the exercise price applicable upon exercise of an option may, however, be proportionally adjusted in the event that, there is a change in the capitalization of the issuer as a result of a stock split, stick dividend, merger, share combination, recapitalization or similar event.

2. No grantee of a stock option is listed on the records of the issuer as the owner of any shares of common stock with respect to such option.

3. Only when (and if) shares of common stock are issued to a grantee upon exercise of an option (following a Triggering Event, in the case of options issued pursuant to the Service Award Option Plan, and following registration of the underlying class of securities in the case of the Company's preexisting stock option plans) will the grantee be identified on the records of the issuer as the owner of record of the common stock so issued. Similarly, the grantee becomes entitled to all of the rights of a stockholder with respect to such shares of common stock only following the issuance and transfer of such shares to the grantee.

4. The issuer's obligation to issue shares of Common Stock upon exercise of an option is subject to all applicable laws, rules and regulations and such approvals by governmental agencies as may be required, including compliance with all applicable federal state and foreign securities laws.

5. No stock appreciation rights (SARS) or similar rights, and no restricted stock grants are provided for or issued in connection with any of the Company's stock option plans.

For purposes of this application, the commission may assume that everything that needs to be stated about the Service Award Option Plan, the 1998 Stock Option Plan, the December 2000 Nonqualified Option Plan, the January 2001 Nonqualified Option Plan, and the terms of the options under those plans has been included in the body of this letter. The Company undertakes that it will not amend any material term of any of the said plans as described in this letter, nor, so long as the Company is relying on the relief granted pursuant to this request, will it make any change in the restrictions, including restrictions on transfer and exercise, which have been described herein pertaining to options granted or to be granted pursuant to the said plans.

For your information, we note that that SIITC has adopted and intends to implement a Service Award Option Plan that is substantially identical in provisions and in scope to the plan which is the subject of our request in this letter except that a smaller number of shares are reserved under that plan, and we may in the future submit a similar request on behalf of that issuer with respect to that plan. SIITC has a much smaller number of employees than the Company, so the initial issuance of options under that plan will not cause it to approach the 500 security-holder threshold under Section 12(g) of the Exchange Act.

<u>Discussion</u>

Securities Act Exemption

The Service Award Option Plan has been adopted to conform with Rule 701 promulgated under the Securities Act, and as such, the grant of options pursuant to the plan would be exempt from the registration requirements of the Securities Act. Although we believe that this is the case, we acknowledge that if 500 or more persons hold the options at the end of the Company's fiscal year, the Company may be required to register the options under Section 12(g) of the Exchange Act, unless you grant exemptive or no-action relief from this requirement. It is our view that options issued or to be issued under each of the stock option plans of the Company described herein are exempt from registration pursuant to the provisions of the Commission's Rule 701.

Exchange Act Registration Requirements

As a general rule, Section 12(g) of the Exchange Act requires every issuer meeting the jurisdictional requirements of the Exchange Act having total assets of more than $ 1 million and a class of equity security held of record by 500 or more persons to register that class of equity security under the Exchange Act. Pursuant to its authority under Section 12(h) of the Exchange Act, the Securities and Exchange Commission has promulgated Rule 12g-1, which exempts from the registration requirements of Section 12(g) any issuer whose total assets on the last day of its most recent fiscal year did not exceed $ 10 million.

Section 12(g) was added to the Exchange Act by Section 3(c) of the Securities Acts Amendments of 1964, Pub. L. 88-467; 78 Stat. 565. Before the 1964 Amendments, the only securities required to be registered under the Exchange Act were those listed on a national securities exchange.

To date, The Company has not been required to register any class of its equity securities pursuant to Section 12(g) because, although it has in excess of $ 10 million in assets, it has always had fewer than 500 holders of its equity securities, including less than 500 holders of the Common Stock or rights to purchase the Common Stock. Thus, it has never reached the threshold necessary to trigger the reporting requirements of the Exchange Act. Moreover, as the Company has never registered securities under the Securities Act, it has never been subject to the Exchange Act reporting requirements under Section 15(d) thereof.

Because Section 3(a)(11) of the Exchange Act defines "equity securities" broadly to include not only any stock or similar security, but also any security carrying any right to subscribe to or purchase any such security, options issued pursuant to the Service award Option Plan might be deemed a class of equity security for purposes of Section 12(g), and the Company might be deemed to exceed the threshold requirements of Section 12(g) upon grant of Stock options to more than 500 employees.

Class of Equity Security

In preparing this request, we have considered the matter of whether the options issued under any of the pre-existing stock option plans described herein might be considered by the staff to be of one and the same class of securities, for purposes of Section 12(g), as the options proposed to be issued under the Service Award Option Plan. If options under one or more of such other plans were deemed to be of the same class as the service award plan options, then the Commission might be reluctant to grant the relief requested with respect to the service award plan options, unless all of its requirements for granting relief are met by the pre-existing plan options as well as the options to be granted under the service award plan.

The pre-existing plans which have been described herein consist of: (1) the 1998 Stock Option Plan; (2) the December, 2000 Nonqualified Option Plan; (3) the January, 2001 Nonqualified Plan; and (4) the SIITC 2000 Stock Option Plan. Solely for purposes of this request, we have assumed that options under the 1998 Stock Option Plan and the 2001 Nonqualified Plan would be considered to be in the same class of securities as options issued pursuant to the Service Award Option Plan. The two other plans mentioned provide for the issuance of options to purchase SIITC common stock rather than Company common stock, and consequently we are of the opinion that such options could not be considered to be of the same class of securities as options issued or to be issued under the Service Award Option Plan, the 1998 Stock Option Plan, or the 2001 Nonqualified Plan.

Standard for Exemptive Relief

Under Section 12(h) of the Exchange Act, the Commission may, upon application of an interested person, exempt an issuer from the requirements of Section 12(g), if the Commission finds such action is not inconsistent with the public interest or investor protection, based upon factors including (1) the number of public investors, (2) the amount of trading interest in the securities, and (3) the nature and extent of the activities of the issuer, or its income or assets.

Basis for Relief in this Case

Under the standards articulated in Section 12(h), as applied in prior action by the Commission, we believe The Company should be granted exemptive or no action relief from the registration requirements of Section 12(g) as such requirements might otherwise apply to Options granted under the Service Award Option Plan, the 1998 Stock Option Plan, and the January 2001 Nonqualified Stock Option Plan. The Company is not seeking relief for options granted under any other plans.

Number of Public investors

As to options issued pursuant to the Service Award Option Plan, there are no public investors. Grants of Stock options may be made under the Service Award Option Plan exclusively to full or part-time employees of the Company and its majority-owned subsidiaries. Grants under the Company's preexisting stock option plans have been and will be limited to executives, directors, and key employees of the Company and its majority-owned subsidiaries, and in the case of the January 2001 Nonqualified Option Plan, to individuals who held such status on December 31, 2000. The Service Award Option Plan provides that options issued pursuant to the plan are non-transferable and that any transfer contrary to the terms of the Plan is void. The 1998 Stock Option Plan, and each of the other pre-existing stock option plans of the Company prohibits transfer of any option issued pursuant to the plan except: (i) in exchange for other options in connection with a sale of the Company; (ii) back to the Company; or (iii) by will or pursuant to the laws of descent and distribution. Under the third exception, in the event of any transfer as a result of the death of a participant, the transferee will remain subject to all the limitations on exercise and transfer that applied to the deceased participant. Moreover, under each of the pre-existing plans, any options which were held by a decedent will expire one year following the date of death. Such options will not be capable of exercise by any such transferee *unless* the issuer files a registration statement and becomes a reporting company within that particular year. Consequently, it is not likely that there would be, at any particular time, a significant number of non-employees holding valid options as a result of transfer from a decedent.

As to shares of Common Stock that may be issued by the Company pursuant to options issued pursuant to the Service Award Option Plan, the plan incorporates safeguards that the requirements of Section 12(g) will be observed. Common Stock will only be issued in respect of options issued pursuant to the Service Award Option Plan following a Triggering Event. A Triggering Event, as noted above, will occur upon the earliest of (1) 180 days following the effective date of a Public Offering, (2) the effective date of a Change in Control, and (3) the Applicable Anniversary Date (i.e., the seventh anniversary of the date the stock option is granted). We note that relief is sought hereunder only until the seventh anniversary of issuance of the first option to be issued under the Service Award Option Plan. Similarly, under the 1998 Stock Option Plan and the 2001 Nonqualified Option Plan, Common Stock will only be issued in respect of exercise of options following registration of the Common stock whereupon the Company will become a reporting company.

If the Triggering Event under the Service Award Option Plan occurs as a result of a Public Offering, the Company will already be subject to the reporting requirements of the Exchange Act and will file the appropriate Exchange Act registration statement at the time of the Public Offering. Consistent therewith, the Company would expect to register the Common Stock issuable pursuant to options issued pursuant to the Service Award Option Plan on Form S-8 no later than 90 days after the Public Offering, prior to the deadline for distribution of the Common Stock with respect to the first exercise date with respect to Options following a Public Offering.

The occurrence of a Change of Control or sale of the Company will be within the province of the Company and its controlling stockholder, not grantees of options. Upon a Change of Control, the Company could (1) pay (in cash or in such other acquisition consideration as is paid by the acquiror) the amount per share of Common Stock paid by the acquiror (subject to a deduction for the amount of the related Option exercise price) or (2) if determined by the Committee, provide for an equivalent option with respect to the common stock of such acquiror. If an equivalent stock option or other securities were to be delivered, the Company or the acquiring company that is the issuer of the option will be required to register the appropriate securities under Section 12(g) of the Exchange Act, if it has not already done so, or seek appropriate exemptive relief with respect to the non-cash consideration or equivalent stock options prior to the issuing the same..

In the case of the Service Award Option Plan, if neither a Public Offering nor a Change of Control nor termination of the options occurs on or before the seventh anniversary of the date upon which a Stock Option has been granted, then the Triggering Event will occur on that date and the grantee will receive that number of shares of Common Stock subject to his or her option (subject to proper exercise by the grantee and payment of the applicable exercise price), with delivery to be made by the Company as soon as reasonably practicable after the effective date of a registration statement filed by the Company on Form S-1 or, if available, Form S-8 with respect to such shares of Common Stock. In the Service Award Option Plan, the Company has undertaken, under such circumstances, to file the applicable Securities Act registration form prior to or immediately upon the occurrence of the Triggering Event upon an Applicable Anniversary Date. The earliest Applicable Anniversary Date will be seven years after the date of the first grant pursuant to the plan. The Company undertakes to register the Common Stock under Section 12(g) of the Exchange Act at the time of the Triggering Event, if it has not already done so. No shares will be delivered in respect of any Award and no Options may be exercised until such Securities Act and Exchange Act registrations are effective. In the case of the 1998 Stock Option Plan and the 2001 Nonqualified Option Plan, no options will be exercised, and no shares will be issued pursuant to exercise, until such time as the Company has filed an appropriate registration statement and the Company has become a reporting company.

Trading Interest

Section 12(h) looks to the amount of trading interest in the securities in question as the second factor in weighing exemptive relief. Option holders under the Service Award Option Plan are limited to employees, and option holders under the 1998 plan and the 2001 Nonqualified Option Plan are limited to certain employees and directors of the company, and the heirs or representative of the estate of a deceased grantee. As pointed out previously, options which were held by a deceased employee must be exercised within one year after death, and cannot be exercised unless the Company becomes a reporting company during that year Consequently there should be no danger of development of a trading interest related to the options.

Nature of the Issuer

The last factor mentioned in Section 12(h) is the nature and extent of activities of the issuer and its income and assets. All of the Company's income and assets, including those of its subsidiaries, relate directly to its operations as a provider of technical professional services, predominately to government agencies and instrumentalities.

We acknowledge that, if there were sufficient public ownership of and trading interest in The Company's securities, consideration of the size or nature of its business would not alone justify granting relief from the registration requirements of Section 12(g). However, because The Company has no public investors and no trading interest in its securities, we believe that the purposes for which Section 12(g) was enacted would not be advanced by requiring the company to register the options granted under the Stock Option Plans.

Information Available to Grantees

While a grantee retains the right to terminate his or her employment relationship with the Company Group prior to his or her options becoming exerciseable, any such termination will cause the grantee's options to terminate under the Service Award Plan, the 2001 Nonqualified Option Plan, and the 1998 Stock Option Plan, although such termination may create entitlement to an Option Cash Payment under the Service Award Option Plan. Even there, the Option Cash Payment is expected to be linked to a historical valuation (i.e. the most recent valuation approved by the board, giving consideration to a recent independent valuation to be obtained at least annually). To the extent that options under the 1998 Stock Option Plan or the 2001 Nonqualified Option Plan have vested but may not be exercised prior to registration, the Company may elect to make payments to terminating employees on the same basis as Option Cash Payments under the Service Award Plan. The Company will notify each Stock option grantee of each revised valuation of the Common Stock.

As a private company, the Company has not routinely distributed its financial statements to all of its shareholders. However, so long as the Company is relying on the relief granted pursuant to this request, it undertakes to (1) deliver to each optionee under the Plan, within a reasonable time prior to the time that such optionee terminates his or her employment with the

Company or a subsidiary (by way of retirement at normal retirement age, or otherwise) and so long as it receives reasonable notice of the upcoming termination, all relevant information with respect to the options granted that is material to the decision whether to terminate employment and thereby forfeit the options, (2) provide to each optionee under the Service Award Stock Option Plan, the 2001 Nonqualified Option Plan, and the 1998 Stock Option Plan, on a continuing basis, annual audited financial statements of the Company and its consolidated subsidiaries for periods beginning after December 31, 2001 in accordance with generally accepted accounting principles, quarterly unaudited financial statements of the Company and its consolidated subsidiaries for periods beginning after the date this request is granted in format consistent with the Company's general accounting and financial reporting practices, and such other information as is provided generally to all of the Company's shareholders, and (3) make available to each optionee upon request, the Company's books and records, including corporate governance documents, to the same extent it is obligated to make such books and records available to the Company's shareholders. The foregoing undertaking is subject, in the case of confidential or non-public information, to the optionee's signing an appropriate confidentiality agreement.

The above described information requirements will terminate once The Company becomes a reporting company under the Exchange Act. Instead, The Company will comply with the information requirements contained in the Exchange Act and the rules thereunder.

Precedents for the Requested Relief

The Commission staff has previously granted no-action relief to other applicants in a number of situations which, for analytical purposes, we believe are in all material respects substantially the same as The Company's current situation, including Mitchell International Holding, Inc.(December 27, 2000), General Roofing, Inc. (April 13, 2000), Kinkos, Inc. (November 24, 1999), WRQ, Inc. (December 31, 1997), BSG Corporation (August 1, 1995), Superior Services, Inc. (March 18, 1994) and Starbucks Corporation (April 2, 1992). We note in particular the following factual similarities between The Company's circumstances and those of the other applicants:

(a) Options have been and will be granted under the subject plans only to eligible participants ;

(b) The Company will issue options under the plan without consideration, for incentive purposes;

(c) Holders of options granted under the plan are under no obligation to exercise options and options do not become exercisable until registration of the class of securities, a future public offering, or at some other relatively distant date;

(d) Options granted under the plan are non-transferable except in certain limited circumstances;

(e) The Company has the right to cancel options under various circumstances in return for a cash payment based on a periodic appraisal of the underlying common stock, but there is no other market or methodology by which an option holder can receive anything of value for an option prior to its exercise, and accordingly no trading interest in the options exists;

(f) The Company has made similar undertakings relative to providing option holders with material information; and

(g) The relief requested is limited to options granted and to be granted under the plan.

It is noted that under the line of no-action rulings relied upon and cited above, is has been required that options granted be non-transferable in most cases. Permitted exceptions have included limited transfers in connection with the death of an option holder. In BSG Corporation (August 1, 1995) for example, it was stated that certain of the options were transferable by will or by the laws of descent and distribution, and could be exercised by a deceased participant's heirs and legatees. As discussed previously, Options under the Company's 1998 Stock Option Plan and the 2001 Nonqualified Option Plan may be transferred to deceased participant's heir, but the heir remains subject to all of the restrictions on exercise and transfer that applied to the deceased grantee of the original options, and the options may only be exercised if the Company becomes a reporting company within one year after the death of the deceased participant

Accordingly, it appears to us that the 1998 Stock Option Plan and the 2001 Nonqualified Option Plan as well as the Service Award Plan should be eligible for exemption under the applicable line of no-action rulings.

CONCLUSION

Because of the absence of public investors and trading interest in our securities, we believe that neither the public interest nor the protection of investors will be furthered by requiring The Company to meet the registration requirements of the Exchange Act. Accordingly, on behalf of The Company, we respectfully request the staff to confirm that it will not recommend enforcement action to the Commission if The Company implements the Service Award Option Plan as described in this letter and grants options pursuant to the Service Award Option Plan, the 2001 Nonqualified Option Plan, and the 1998 Stock Option Plan to substantially more than 500 employees of the Company Group without meeting the requirements of Section 12(g) of the Exchange Act. We further request that such no-action relief remain in effect until the earlier of (1) such time as the Company becomes a reporting company under the Exchange Act, or (2) the occurrence of the earliest Triggering Event. As previously noted, the Company undertakes that upon the occurrence of a Triggering Event, the company will file an appropriate registration statement pursuant to Section 12 (g) if it has not already become a reporting company, and will comply with all registration requirements pertaining to the Company's options and shares issuable upon exercise of such options. If the holders of record of the Company's Common Stock, options (other than options issued pursuant to the Service Award Option Plan, the 2001 Nonqualified Option Plan and the 1998 Stock Option Plan) or other equity securities exceeds 500, the Company will make any required Exchange Act filings.

In accordance with Release No. 33-6269 (available December 5, 1980), seven additional copies of this letter are enclosed. For background purposes only, we have enclosed one copy of each of the stock option plans discussed herein, and a copy of the Warrant and Warrant Agreement described in the text of this letter. If for any reason you do not concur with our conclusions, we would appreciate the opportunity to confer with members of the Staff by telephone prior to any written response to this letter. If you need any additional information regarding this letter, or if we may otherwise be of assistance, please telephone the undersigned at (703) 242-0850.

Yours truly,

Sargeant & Friedman, P.C.

W L Sargeant

William L. Sargeant